Filed Pursuant to Rule 253(g)(2)

File No. 024-12455

SUPPLEMENT NO. 2 TO OFFERING CIRCULAR DATED NOVEMBER 25, 2024

THIS SUPPLEMENT IS DATED MARCH 13, 2025

APTERA MOTORS CORP.

EXPLANATORY NOTE

This Supplement No. 2 to the Offering Circular should be read in conjunction with the Offering Circular dated November 25, 2024 and Supplement dated January 30, 2025 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and related supplement are available here:

https://www.sec.gov/Archives/edgar/data/1786471/000149315224047563/form253g2.htm and here: https://www.sec.gov/Archives/edgar/data/1786471/000149315225004314/form253g2.htm.

Aptera Motors Corp. (the “company”) has recently filed its annual report on Form 1-K, which contains more recent information on the company, including audited financial statements for the fiscal year ending on December 31, 2024. The Form 1-K can be found HERE. Additionally, the company has recently amended its most recent semi-annual report on Form 1-SA/A, which can be found HERE.